UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

NEULION, INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

64128J 101

(CUSIP Number)

Charles B. Wang
c/o NeuLion, Inc.
1600 Old Country Road
Plainview, NY 11803

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   64128J 101

1.	Names of Reporting Persons: Charles B. Wang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	79,523,354(1)(2)(3)

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	79,523,354(1)(3)

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 79,523,354(1)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 47.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.   64128J 101

(1) Consists of (i) 2,279,310 Common Shares held directly by Mr. Wang, (ii) 39,160,894 Common Shares held by Nancy Li, Mr. Wang’s wife, (iii) 27,820,650 Common Shares held by AvantaLion LLC, (iv) 5,000,000 Common Shares underlying Series A Warrants held by AvantaLion LLC, (v) 5,000,000 Common Shares underlying Series B Warrants held by AvantaLion LLC, and (vi) 262,500 Common Shares underlying options held by Ms. Li. AvantaLion LLC is controlled by Mr. Wang.

(2) The voting of the Common Shares is subject to the Voting Trust Agreement described below.

(3) This number does not include 7,341,715 Common Shares owned by JK&B Capital V Special Opportunity Fund, L.P., (“JK&B Special Opp.”) a limited partnership in which Mr. Wang has an 86% pecuniary interest.  Mr. Wang does not have voting or dispositive power over the Common Shares owned by JK&B Special Opp.

CUSIP No.   64128J 101

ITEM 1.           SECURITY AND ISSUER

This Schedule 13D relates to common shares, no par value (the “Common Shares”) of NeuLion, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1600 Old Country Road, Plainview, NY 11803.

ITEM 2.           IDENTITY AND BACKGROUND

(a)	Name:

This Schedule 13D is being filed by Charles B. Wang (“Mr. Wang”).

(b)	Residence or Business Address:

The business address of  Mr. Wang is c/o NeuLion, Inc., 1600 Old Country Road, Plainview, NY 11803.

(c)	Present Principal Occupation or Employment:

Mr. Wang has been the Chairman of the Board of the Issuer since October 2008.  Mr. Wang also has been the owner of the New York Islanders of the National Hockey League since July 2000 and is the founder of the Lighthouse Development Group, LLC, the developer of the Lighthouse Project, which seeks to redevelop and revitalize the Nassau Veterans Memorial Coliseum site and its surrounding area on Long Island.

(d)	Criminal Convictions:

During the last five years, Mr. Wang has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, Mr. Wang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Wang is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 1, 2010, pursuant to the Share Exchange Agreement, dated as of August 12, 2010 (the “Exchange Agreement”), by and among the Issuer, TransVideo International Inc.  (“TransVideo”), AvantaLion LLC (“AvantaLion”), Wang Yunchuan, Hao Jingfang, Wang Qi, Tan Zhongjun, Wang Xiaohong, Shu Wei and Zhao Yun (collectively, the “Exchanging Shareholders”), the Issuer issued an aggregate of 22,000,802 Common Shares to the Exchanging Shareholders in exchange for 3,200,000 shares of TransVideo, which shares represent all of the issued and outstanding shares of TransVideo. Of the 22,000,802 Common Shares issued in connection with the transaction, 17,820,650, or 81%, of the Common Shares were issued to AvantaLion, a company controlled by Mr. Wang, the Chairman of the Issuer.

CUSIP No.   64128J 101

This description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, which was filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 18, 2010 and is incorporated herein by reference.

The Series A Warrants held by AvantaLion prior to the consummation of the transactions contemplated by the Exchange Agreement became exercisable on October 20, 2008 at an exercise price of CDN $1.25 per share, and expire on October 20, 2010. The Series B Warrants held by AvantaLion prior to the consummation of the transactions contemplated by the Exchange Agreement became exercisable on October 20, 2008 at an exercise price of CDN $1.50 per share, and expire on October 20, 2010. One Series A Warrant or Series B Warrant may be exercised to purchase one Common Share. The options held by Nancy Li, Mr. Wang’s spouse, became exercisable on (i) November 17, 2008 at an exercise price of $0.47 per share, and expire on November 17, 2013 and (ii) March 19, 2010 at an exercise price of $0.59 per share, and expire on March 19, 2015.

ITEM 4.           PURPOSE OF TRANSACTION

The information included in Item 3 above is hereby incorporated herein by reference.

Mr. Wang does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act;  or (j) any similar action to those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

As of October 1, 2010, Mr. Wang beneficially owned (i) 2,279,310 Common Shares held directly, (ii) 39,160,894 Common Shares held by Nancy Li, Mr. Wang’s wife, (iii) 27,820,650 Common Shares held by AvantaLion, (iv) 5,000,000 Common Shares underlying Series A Warrants held by AvantaLion, (v) 5,000,000 Common Shares underlying Series B Warrants held by AvantaLion, and (vi) 262,500 Common Shares underlying options held by Ms. Li., representing 47.8% of the total issued and outstanding Common Shares, based on 156,158,053 Common Shares issued and outstanding as of October 1, 2010 (assuming a 1:1 conversion of the Company’s Class 3 Preference Shares).

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Mr. Wang disclaims beneficial ownership of all securities held by his wife, and this report shall not be construed as an admission that Mr. Wang is the beneficial owner of such securities for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Mr. Wang disclaims beneficial ownership of all securities owned by JK&B Special Opp.

(b)	Power to Vote and Dispose of the Issuer Shares:

Subject to the disclosure regarding the Voting Trust Agreement below, Mr. Wang has sole voting and dispositive power over the 2,279,310 Common Shares held directly by him, Ms. Li has sole voting and dispositive power over the 39,160,894 Common Shares and 262,500 Common Shares underlying options held directly by her, and AvantaLion has sole voting and dispositive power by the 27,820,650 Common Shares, 5,000,000 Common Shares underlying Series A Warrants, and 5,000,000 Common Shares underlying Series B Warrants held directly by it.  Mr. Wang does not have voting or dispositive power over the Common Shares owned by JK&B Special Opp.

AvantaLion, Mr. Wang and Ms. Li are parties to a Voting Trust Agreement dated October 20, 2008 (the “Voting Trust Agreement”) pursuant to which all Common Shares directly or indirectly controlled by them were deposited with Computershare Investor Services Inc. so that Common Shares controlled by AvantaLion, Mr. Wang and Ms. Li representing more than 9.9% of the total issued and outstanding Common Shares may not be voted in relation to:

•	the election of directors;

•	any matters related to security-based compensation; and

•
any other matters which may change the governance structure of NeuLion as disclosed in the management information circular dated September 4, 2008 relating to the shareholder approval of the business combination of the entities then known as JumpTV Inc. and NeuLion, Inc.

The voting restriction does not apply to any arm’s-length transferee of any of the Common Shares held by AvantaLion, Mr. Wang or Ms. Li. The Voting Trust Agreement will terminate on the first to occur of:

•	five years from October 20, 2008;

•	the date when the Common Shares cease to be listed and posted for trading on the TSX; and

•	the date that AvantaLion, Mr. Wang and Ms. Li no longer own any Common Shares.

(c)	Transactions Effected During the Past 60 Days:

Mr. Wang has not effected any transactions in the Common Shares during the past 60 days, other than as described in this Schedule 13D.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

CUSIP No.   64128J 101

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.                 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information included in Items 3 and 5(b) above are hereby incorporated herein by reference.

Other than the arrangements described under this Schedule 13D, Mr. Wang has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.                 MATERIAL TO BE FILED AS EXHIBITS

1.
Share Exchange Agreement dated as of August 12, 2010 by and among the NeuLion, Inc., TransVideo International Inc., AvantaLion LLC, Wang Yunchuan, Hao Jingfang, Wang Qi, Tan Zhongjun, Wang Xiaohong, Shu Wei and Zhao Yun.*

2.	Voting Trust Agreement dated as of October 20, 2008 among Charles B. Wang, Nancy Li, AvantaLion LLC, Jianbing Duan, Computershare Trust Company of Canada, and the Issuer.**

*	Incorporated by reference to exhibits filed with the Issuer’s Current Report on Form 8-K filed with the SEC on August 18, 2010.

**	Incorporated by reference to exhibits filed with the Issuer’s Registration Statement on Form 10 filed with the SEC on April 9, 2010.

CUSIP No.   64128J 101

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2010

/s/ Charles B. Wang
Charles B. Wang